UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

QSAM Biosciences, Inc.

(Name of Issuer)

Common Stock par value of $.0001

(Title of Class of Securities)

74738N 301

(CUSIP Number)

May 2, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A	Page 2 of 7

CUSIP No. 74738N 301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Strategic Planning Assets Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Persons (See Instructions): CO

Schedule 13G/A	Page 3 of 7

CUSIP No. 74738N 301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Simon Nai-Cheng Hsu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: China

Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Persons (See Instructions): IN

Schedule 13G/A	Page 4 of 7

Item 1. (a)	Name of Issuer: QSAM Biosciences, Inc.

Item 1. (b)	Address of Issuer’s Principal Executive Offices: 9442 Capital of Texas Hwy N, Plaza 1, Suite 500, Austin, TX 78759

Item 2. (a)	Name of Person Filing:

This Schedule 13G is being filed by Strategic Planning Assets Limited (“Strategic Planning”) and Simon Nai-Cheng Hsu (“Simon Hsu” or “Mr. Hsu”). Strategic Planning is an investment holding company. Mr. Hsu, its sole director and 100% shareholder, makes all major decisions on behalf of Strategic Planning, including investment decisions. As such, the power to vote and dispose or direct the disposition of securities on behalf of Strategic Planning is vested in Mr. Hsu.

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 1200-1201, 12/F, Wing on Centre, 111 Connaught Road Central, Hong Kong, Hong Kong, 999077.

Item 2. (c)	Citizenship:

Strategic Planning Assets Limited is incorporated in British Virgin Islands. Simon Nai-Cheng Hsu is a citizen of China.

Item 2. (d)	Title of Class of Securities: Common Stock

Item 2. (e)	CUSIP Number: 74738N 301

Schedule 13G/A	Page 5 of 7

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4. Ownership

None. On February 7, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Telix Pharmaceuticals Limited, an Australian public limited company (“Telix”), Cyclone Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of Telix (“Merger Sub I”), Cyclone Merger Sub II, Inc., a Delaware corporation and a direct and wholly-owned subsidiary of Telix (“Merger Sub II”) and David H. Clarke, as stockholder representative to the Issuer’s stockholders, pursuant to which, subject to the terms and conditions of the Merger Agreement, Telix would acquire the Issuer through the merger of Merger Sub I with and into the Issuer, with the Issuer surviving as a direct, wholly-owned subsidiary of Telix (“First Merger”), and as part of the same overall transaction, the Issuer will merge with and into Merger Sub II, at which time the Issuer would cease to exist and Merger Sub II will remain as the surviving corporation (“Second Merger”, collectively with First Merger, the “Merger”). On May 2, 2024 (the “Closing Date”), as disclosed in the Issuer’s public filings, the First Merger was consummated pursuant to the terms and conditions of the Merger Agreement. On the Closing Date, each share of Common Stock, $0.0001 par value per share of the Issuer, including beneficially owned by the Reporting Persons, that was outstanding immediately prior to the Closing Date was automatically converted into the right to receive the closing consideration pursuant to the terms and conditions of the Merger Agreement and the Reporting Person ceased holding and beneficially owning any shares of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G/A	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2024

Strategic Planning Assets Limited

/s/ Simon Nai-Cheng Hsu
Name:	Simon Nai-Cheng Hsu
Title:	Director

Simon Nai-Cheng Hsu

By:	/s/ Simon Nai-Cheng Hsu

Schedule 13G/A	Page 7 of 7

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: May 2, 2024

Strategic Planning Assets Limited

/s/ Simon Nai-Cheng Hsu
Name:	Simon Nai-Cheng Hsu
Title:	Director

Simon Nai-Cheng Hsu

By:	/s/ Simon Nai-Cheng Hsu